UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Soyodo Group Holdings, Inc.
(Name of Registrant as Specified In Its Charter)

000-32341
(Commission File Number)

Delaware	84-1482082
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Unit 2, 15 Fl., 83, Nankan Rd. Sec. 1,
Luchu Taoyuan County
Taiwan
(Address of Principal Executive Offices)

Tel: 011-8863-322-9658
(Registrant’s Telephone Number)

This Information Statement is being mailed on or about March 21, 2008, by Soyodo Group Holdings, Inc. (“Soyodo”, or the "Company") to the holders of record of shares of its common stock.   This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement.  You are urged to read this Information Statement carefully.  You are not, however, required to take any action.

You are receiving this Information Statement in connection with the appointment of two new members to the Company’s Board of Directors, in connection with the closing of the transaction that was contemplated by the Share Exchange Agreement (the “Exchange Agreement”), by and among the Company and Omphalos Corp., a British Virgin Islands corporation (“Omphalos”). As a result of the Exchange Agreement, Omphalos became a wholly-owned subsidiary of Soyodo and the Company succeeded to the business of Omphalos as its sole business.

In connection with the Exchange Agreement, Song Ru-Hua plans to resign as a director of the Company on or about the 10th day after the filing of this Form 14(f). Effective at that time, the following will be the new executive officers and directors of the Company:

Sheng-Peir Yang - Chief Executive Officer and Director
Chi Pi Yun - Chief Financial Officer
Li Shen-Ren - Chief Operating Officer

This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of the new directors.

The Share Exchange

On February 5, 2008, Soyodo entered into and completed the transactions contemplated under the Exchange Agreement with each of the shareholders (the “Shareholders”) of Omphalos, pursuant to which Soyodo purchased from the Shareholders all issued and outstanding shares of Omphalos’ common stock in consideration for the issuance of an aggregate of 81,996,275 shares of Soyodo common stock.

The Exchange Agreement resulted in a change in control of Soyodo with the Shareholders owning 81,996,275 shares of common stock of the Company out of a total of 90,191,275 issued and outstanding shares after giving effect to the Exchange. Also, the Shareholders were elected directors of the Company, subject to Soyodo’s disclosure obligations under the Exchange Act and appointed as its executive officers. As a result of the Exchange Agreement, (i) Omphalos became a wholly-owned subsidiary of Soyodo and (ii) the Soyodo succeeded to the business of Omphalos as its sole business. Soyodo intends to change its name to Omphalos, Inc.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

There is currently one class of voting securities of the Company entitled to be voted at a meeting, or by written consents or authorizations if no meeting is held. As of the date of this Information Statement, the Company’s authorized capital stock included 120,000,000 shares of common stock, of which 90,195,000 are issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

The transaction referred to herein occurred since the beginning of the Company’s last fiscal year. The following table sets forth certain information, as of February 5, 2008 with respect to the beneficial ownership of the Company’s outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the named executive officers, directors and director nominees; and (iii) our directors, director nominees and named executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.
Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
Sheng-Peir Yang	55,347,485	61.3%
Chi Pi Yun	2,049,907	2.3%
Li Shen-Ren	4,099,814	4.5%
All officers and directors as a group (5 persons)	61,497,205	68.2%

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o Soyodo Group Holdings, Inc.. Unit 2, 15 Fl., 83, Nankan Rd. Sec. 1, Luchu Taoyuan Country, Taiwan
(2)
Applicable percentage ownership is based on an assumption of 90,195,000 shares of common stock issued and outstanding as of February 5, 2008. The number of shares beneficially owned by a person includes shares of common stock underlying options or warrants held by that person that are currently exercisable or exercisable within 60 days of February 5, 2008. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently obtainable or obtainable within 60 days of February 5, 2008 by exercise or conversion of other securities are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Directors and Executive Officers

Appointment of New Directors

Set forth below is certain information regarding the persons who will become directors and executive officers of the Company pursuant to the Exchange Agreement:

Sheng-Peir Yang - Chief Executive Officer and Director
Chi Pi Yun - Chief Financial Officer
Li Shen-Ren - Chief Operating Officer

Set forth below is certain information with respect to the above-named directors:

Shen-Peir Yang, Chief Executive Officer

Mr. Yang, 50, has been President of Omphalos since 1991. He holds a degree in Mechanical Engineering from National Taipei University of Technology.

Chu Pi Yun, Chief Financial Officer

Ms. Yun, 36, has been with Omphalos since 2000. During that time she functioned in various accounting related positions. She was appointed our Chief Financial Officer in October 2007. Ms. Yun has done extensive accounting coursework.

Li Shen-Ren, Chief Operating Officer

Mr. Shen-Ren, 44, has been with Omphalos since 1997. He has worked primarily in sales and was appointed our Chief Operating Officer in 2007. He holds a degree from the Department of Mechanics at Taiwan Technical University.

Our directors and officers hold office until the earlier of their resignation, or removal or until their successors have been duly elected and qualified.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2007, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Executive Compensation

Summary Compensation Table

The following table sets forth all compensation paid in respect of the Company’s Chief Executive Officer and those individuals who received compensation in excess of $100,000 per year (collectively, the "Named Executive Officers") for the Company’s last two completed fiscal years.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan ($)	Non-qualified Deferred Compen- sation Earnings ($)	All other compen-sation ($)	Total ($)
Sheng-Peir Yang CEO and President	2007 2006	$53,196 $___	-- --	-- --	-- --	-- --	-- --	-- --	$53,196 $____

Outstanding Equity Awards

None.

Employment Agreements

We have entered into the follow employment agreements:

·
Sheng-Peir Yang entered into an employment agreement with Omphalos on November 30, 2007, to serve as their Chief Executive Officer for a term of two (2) years at an monthly salary of New Taiwan Dollars (“NTD”) 185,000 (approximately $4,433). Mr. Yang will be required to comply with the Non-Competition provision contained within the employment agreement. Either party, with proper notice, may terminate the employment agreement, and the employment agreement will be governed and construed by the laws of the Republic of China.

·
Shen-Ren Li entered into an employment agreement with Omphalos on November 30, 2007, to serve as their Chief Operating Officer for a term of two (2) years at an monthly salary of NTD96,000 (approximately $2,300). Mr. Li will be required to comply with the Non-Competition provision contained within the employment agreement. Either party, with proper notice, may terminate the employment agreement, and the employment agreement will be governed and construed by the laws of the Republic of China.

·
Pi-Yun Chu entered into an employment agreement with Omphalos on November 30, 2007, to serve as their Chief Financial Officer for a term of two (2) years at an monthly salary of NTD55,200 (approximately $1,323). Mr. Chu will be required to comply with the Non-Competition provision contained within the employment agreement. Either party, with proper notice, may terminate the employment agreement, and the employment agreement will be governed and construed by the laws of the Republic of China.

Stock Option Plans

No stock options were granted to the executive officers during the fiscal year ended December 31, 2007. No stock options were exercised during the fiscal year ended December 31, 2007.

Compensation of Directors

Our Company’s directors receive no compensation for their service on the board of directors.

Committees

The Company does not have any Board committees.

Additional Information About the Company

No officer, director or affiliate of the Company, or any owner of 5% or more of the common stock of the Company, or any associate of any such officer, director, affiliate or the Company or security holder is a party adverse to the Company or has a material interest adverse to the Company.

The Company has not been a party to any transaction since the beginning of it’s fiscal year nor is the Company a party to a currently proposed transaction with any director or executive officer, nominee for election as a director, security owner who owns of record or beneficially more than five percent of it’s common stock and any member of the immediate family of any of the foregoing other than as described above.

None of the following have been or are currently indebted to the Company since the beginning of it’s last fiscal year: any director of executive officer of the Company; any nominee for election as a director; any member of the immediate family of any of the foregoing; any corporation or organization of which any of the foregoing persons is directly or indirectly, the beneficial on where of ten percent or more of any class of equity securities; or, any trust or other estate in which any of the foregoing have a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity.

There are no arrangements, known to the Company, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company other than in connection with the share issuance described above.

None of the officers, directors or director nominees, or owners of 10% or more of the common stock of the Company have had any of the relationships described in Item 404(b) of Reg. S-K.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOYODO GROUP HOLDINGS, INC.

March 24, 2008	/s/ Sheng-Peir Yang
Sheng-Peir Yang
Chief Executive Officer